October 14, 2011

Via facsimile and U.S. mail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention: H. Roger Schwall

Re:	Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-13245

Dear Mr. Schwall:

         I am writing to respond to your comment letter dated September 15, 2011 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on February 25, 2011.

Comment Responses

         The bold typeface, numbered paragraphs and headings below were taken from the Comment Letter.  Our responses to the comments follow in plain text.

Form 10-K for the year ended December 31, 2010

Note E.  Long-term Debt, page 90

1.
We note your disclosure stating that the conversion price of your convertible senior notes is subject to adjustment in certain circumstances.  You also disclose that, if at the time of conversion the applicable price of your common stock exceeds the base conversion price, holders will receive up to an additional 8.9532 shares of your common stock per $1,000 principal amount of notes, as determined pursuant to a specified formula.  Please describe for us the circumstances that will trigger the adjustment in the conversion price and the specified formula used to determine the adjustment to the conversion price.  In addition, please tell us how you applied the guidance in FASB Accounting Standards Codification Topic 815 to determine if the conversion feature should be separately accounted for as a derivative instrument.

Response: Circumstances Triggering Adjustment and Specified Formulas Used

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

The circumstances that will trigger the adjustment in the conversion price and the specified formula used to determine the adjustment to the conversion price are set forth fully in Exhibit 4.20 to the Company’s 10-K for the fiscal year ended December 31, 2010 (the First Supplemental Indenture dated January 22, 2008 by and among the Company, Pioneer USA and Wells Fargo Bank, National Association, as trustee, with respect to the indenture identified above as Exhibit 4.19 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008)) as well as in the prospectus supplement dated January 15, 2008, filed with the SEC on January 17, 2008, pursuant to Rule 424(b)(5).

The base conversion price for the Company’s 2.875% Convertible Senior Notes is a dollar amount determined by dividing $1,000 by the base conversion rate. In Note E of Notes to Consolidated Financial Statements that is included on page 91 of “Item 8. Financial Statements and Supplementary Data” of the Company’s Form 10-K for the year ended December 31, 2010, the Company discloses that the initial base conversion rate was 13.7741 common shares per $1,000 principal amount of convertible notes, resulting in an initial base conversion price of $72.60 per share.

The following is a summary of the circumstances that will trigger the adjustment in the base conversion rate, and the specified formulas that would be used to determine the adjustment to the base conversion rate upon the occurrence of any such event:

    (1)  Share Dividends or Splits

If the Company issues shares of common stock as a dividend or distribution on shares of common stock, or if the Company effects a share split or combination, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	OS’
OS0

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect prior to the ex-dividend date for such dividend or distribution, or the open of business on the effective date of such share split or share combination;

OS’ = the number of shares of common stock outstanding immediately after such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS0 = the number of shares of common stock outstanding prior to the ex-dividend date for such dividend or distribution, or the open of business on the effective date of such share split or share combination.

(2)  Rights Distribution

If the Company makes a distribution to its common stockholders of rights or warrants entitling them for a period of not more than 45 days to purchase common stock at a price per share less than the average of the last reported sale prices of the common stock on the 10 trading days immediately preceding the date that such distribution is first publicly announced, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	OS0 + X
OS0 + Y

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect prior to the ex-dividend date for such distribution;

OS0 = the number of shares of common stock outstanding immediately prior to the ex-dividend date for such distribution;

X = the total number of shares of common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of the common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), there shall be taken into account any consideration received by the Company for the rights or warrants and any amount payable upon exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by the Company’s board of directors. If a right or warrant is not exercised or converted prior to its expiration, the new base conversion rate will be readjusted to the base conversion rate that would then be in effect if the right or warrant had not been issued.

(3)  Certain Other Distributions

If the Company distributes capital stock, evidences of indebtedness or other property to its common stockholders, excluding:

●  dividends or distributions referred to in clause (1) or (2) above;

●  dividends or distributions paid exclusively in cash; and

●  spin-offs to which the provisions set forth below in this paragraph (3) shall apply,

then the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	SP0
SP0 − FMV

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect immediately prior to the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of the common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by the Company’s board of directors) of the capital stock, evidences of indebtedness, or property distributed with respect to each outstanding share of common stock on the ex-dividend date for such distribution.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

With respect to a “spin-off” (a distribution of equity interests of or relating to a subsidiary or other business unit), the base conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’	=	CR0	×	FMV + MP0
MP0

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the effective date of the spin-off;

FMV = the average of the last reported sale prices of the capital stock or similar equity interest distributed to the Company’s common stockholders applicable to one share of common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of the Company’s common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off.

The adjustment to the base conversion rate in respect of a spin-off will occur on the 10th trading day following the effective date of the spin-off; provided that, for purposes of determining the base conversion rate in respect of any conversion during the 10 trading days following the effective date of any spin-off, references to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the relevant conversion date.

If any such dividend or distribution described in this clause (3) is declared but not paid or made, the new base conversion rate shall be readjusted to be the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

(4)  Cash Dividends in Excess of the Base Dividend Amount

If the Company pays a cash dividend in excess of the base dividend amount (defined below), in the aggregate in any single semi-annual period (i.e., January 1 through June 30 and July 1 through December 31) to common stockholders, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	SP0
SP0 − C

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect immediately prior to the ex-dividend date for such distribution;

SP0 = the last reported sale price of the common stock on the trading day immediately preceding the ex-dividend date for such distribution; and

C = the aggregate amount by which the cash distributed applicable to one share of common stock exceeds the base dividend amount in the aggregate in any single semi-annual period.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

As of the date of issuance of the notes, the “base dividend amount” was equal to $0.14 in the aggregate in any single semi-annual period per share of common stock outstanding. The base dividend amount is subject to adjustment under the same circumstances under which the base conversion rate is subject to adjustment; provided that no adjustment will be made to the base dividend amount for any adjustment made to the base conversion rate pursuant to this clause.

If any dividend or distribution described in this clause (4) is declared but not paid, the new base conversion rate shall be readjusted to the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5)  Issuer Tender Offers or Exchange Offers

If the Company makes a payment in respect of a tender offer or exchange offer for the Company’s common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the last reported sale prices of the common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the base conversion rate will be increased based on the following formula:

CR’	=	CR0	×	AC + (SP’ × OS’)
OS0 × SP’

where,

CR’ = the new base conversion rate;

CR0 = the base conversion rate in effect immediately prior to the close of business on the last trading day of the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date the tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by the Company’s board of directors) paid or payable for shares purchased in the tender or exchange offer;

SP’ = the average of the last reported sale prices of the Company’s common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires;

OS’ = the number of shares of common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange pursuant to such tender offer or exchange offer); and

OS0 = the number of shares of common stock outstanding immediately prior to the date such tender or exchange offer expires.

In addition to the foregoing circumstances that will trigger adjustments in the base conversion rate, in the event of a reclassification of the Company’s common stock, a consolidation or merger of the Company or a sale of substantially all of the Company’s assets where the Company’s common stock is converted into, or exchanged for, other securities or property, then the right to receive shares of common stock upon conversion of a note will be changed into the right to receive the other securities or property that a stockholder would have been entitled to receive upon such transaction in respect of such common stock.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

Finally, the holders of the notes have the right to convert their notes in connection with a “make-whole fundamental change” which entails certain transactions that would or could be deemed to have the effect of causing a change in control of the Company. In those specified events, the Company will increase the applicable conversion rate by a number of shares determined by reference to a table set forth in the prospectus supplement pursuant to which the notes were issued, and the number of additional shares will depend upon the effective date of the change in control and the price paid or deemed paid in respect of the Company’s common stock in the transaction.

The Company continuously monitors the criteria described above.  Circumstances have not triggered an adjustment of the base conversion rate or price since the 2.875% Convertible Senior Notes were issued during 2008.  The Company views the likelihood of a material adjustment of the base conversion rate or price to be remote. Further, the Company believes that its disclosure that the base conversion price is subject to adjustment in certain circumstances, as provided on page 91 of the Company’s Form 10-K for the year ended December 31, 2010, is adequate disclosure given that a material change in the base conversion rate or price is considered remote and given that the complete text of the adjustment provisions is filed as an exhibit to the Company’s Form 10-K.

Application of Guidance in FASB Accounting Standards Codification Topic 815

The Company’s issuance of the 2.875% Convertible Senior Notes preceded the implementation of the FASB Accounting Standards Codification (“ASC”).  However, the Company evaluated the GAAP guidance that existed at that time of issuance (much of which is now codified in ASC 815), including the Company’s assessment of whether the conversion feature should be separately accounted for as a derivative instrument.

FASB Statement of Financial Accounting Standards (“SFAS”) No. 133 (specifically paragraph 11.a., now ASC 815-10-15), “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133” now ASC 815) provides that contracts issued or held that are both (i) indexed to the issuer’s own stock and (ii) classified in stockholders’ equity in the statement of financial position shall not be considered derivative contracts.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (now ASC 815-40), provides guidance for determining whether an instrument (or embedded feature) is indexed to an entity’s own stock using a two-step evaluation of (i) contingent exercise provisions and (ii) evaluation provisions.  The Company believes that the conversion feature is clearly indexed to the most active market for the Company’s common stock and that the factors which may give rise to changes in the conversion factor are not extraneous to the intrinsic value of the Company’s common stock.  Accordingly, the Company believes that the conversion feature of the 2.875% Convertible Senior Notes is indexed to its common stock.

In evaluating whether the conversion feature, on a freestanding basis, would qualify for equity classification in the Company’s statement of financial position, it was noted that the terms of the Company’s 2.875% Convertible Senior Notes’ conversion feature are closely aligned with the terms described in Instrument C of FASB’s Emerging Issues Task Force Abstract (“EITF”) 90-19, “Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion” (“EITF 90-19”), except that in the Instrument C example, the conversion spread obligation was payable in either cash or stock, at the issuer’s option.  EITF 90-19 was subsequently amended by EITF 03-7, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of EITF 90-19),” which clarified that Instrument C sufficiently differed from conventional convertible debt and required the tests defined in paragraphs 12 – 32 of EITF 00-19, “Accounting for Derivatives Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, to determine if Instrument C (in a freestanding instrument) qualified for equity classification.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

The Company concluded that the 2.875% Convertible Senior Notes conversion feature qualified for equity classification (on a freestanding basis) under paragraphs 12 – 32 of EITF 00-19.  The following factors support this conclusion:

●	The terms of the 2.875% Convertible Senior Notes do not preclude the Company from settling the conversion feature obligation in unregistered shares,

●	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments,

●	The terms of the 2.875% Convertible Senior Notes explicitly limit the number of shares to be delivered in a share settlement to a maximum of 5.4 million shares,

●	There are no required cash payments to the holders attributable to the conversion feature obligation if the Company fails to make timely filings with the SEC,

●
There are no required cash payments to the holders if the shares initially delivered upon settlement of the conversion feature obligation are subsequently sold by the holder and the sales proceeds are insufficient to provide a full return of the amount due to the holder (that is, there are no cash settled “top off” or “make whole” provisions),

●	The contract requires no net cash settlement for the conversion feature obligation under specific circumstances,

●	The holders’ rights relative to the conversion feature obligation rank no higher than those of other shareholders, and

●	There is no requirement to post collateral at any point for any reason.

During 2009, the  Company adopted the FASB Accounting Standards Codification and FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”, now ASC 470).  FSP APB 14-1 nullified EITF 90-19 and EITF 03-7 and amended a variety of other EITFs.  Further, it required separate accounting recognition of the liability and equity components of convertible debt instruments that may be settled wholly or partially in cash.  The Company adopted and complied with the provisions of FSP APB 14-1 through the following procedures:

●
Recorded the liability component of the offering at the fair value of a similar liability that would not have an associated equity component, resulting in an effective yield equal to that of a similar liability without an associated equity component (this fair value was determined in accordance with the provisions of SFAS 157, “Fair Value Measurements” (ASC Topic 820), and required, among other things, consideration of the Company’s credit-adjusted risk-free rate in determining fair value); and

●	Recorded the conversion feature component of fair value as an equity component in an amount equal to the remaining offering proceeds not attributed to the liability component.

The Company concluded at the time of issuance that the 2.875% Convertible Senior Notes’ conversion feature obligations should not be bifurcated and accounted for as a derivative.  Upon adoption of FSP APB 14-1 (ASC 470), the Company accounted for the fair value of the conversion privilege in equity, in accordance with FSP APB 14-1, as is disclosed on page 91 of the Company’s Form 10-K for the year ended December 31, 2010.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

Proved Reserves, page 28

Technologies, page 28

2.
Paragraph (a)(6) of Item 1202 of Regulation S-K requires a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material properties included in the total reserves disclosed.  You have only provided a list of technologies.  In addition your disclosure is not clear as you appear to be stating that less than 2% of your total reserves were associated with reliable technologies.  It appears you added approximately 9% to your proved reserves through discoveries and about 7% through revisions.  Please revise your document to clarify your disclosures and to comply with Item 1202 (a)(6) of Regulation S-K.

Response:  The Company proposes in future filings to enhance its disclosure and more clearly discuss the technologies used to establish reasonable certainty for proved reserves. Specifically, the Company plans to include disclosure regarding the technology used to establish reasonable certainty similar to the following in its future filings:

“Technologies used in reserve estimates.  Proved undeveloped reserves include those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.  Undeveloped reserves may be classified as proved reserves on undrilled acreage directly offsetting development areas that are reasonably certain of production when drilled, or where reliable technology provides reasonable certainty of economic producibility.  Undrilled locations may be classified as having undeveloped reserves only if an ability and intent has been established to drill the reserves within five years, unless specific circumstances justify a longer time period.

In the context of reserves estimations, reasonable certainty means a high degree of confidence that the quantities will be recovered and reliable technology is a grouping of one or more technologies (including computational methods) that has been field-tested and has been demonstrated to provide reasonable certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.  In estimating proved reserves, the Company uses several different traditional methods such as performance-based methods, volumetric-based methods and analogy with similar properties.  In addition, the Company utilizes additional technical analysis such as seismic interpretation, wireline formation tests, geophysical logs and core data to provide incremental support for more complex reservoirs.  Information from this incremental support is combined with the traditional technologies outlined above to enhance the certainty of the Company’s reserve estimates.”

Tabular proved reserves disclosure, page 29

3.
We note your disclosure of your reserves to production ratio is greater than 20 years, however, as 43% of your reserves are undeveloped the meaning of this calculation is not clear.   It would appear that it would be more relevant statement about reserves to production would be to only consider your developed reserves.  This ratio calculates to about 13 years or to disclose that your annual production in 2010 was about 4.4% of your total proved reserves, which appears to be significantly lower that the industry average of around 7%.   Please expand and clarify your discussion on reserves to production ratio.

Response:  The Company believes that the ratio of total proved reserves to production, as disclosed, is a commonly used ratio that is routinely provided to the investor community by the Company and many of its peers.  However, the Company proposes that in future filings, if it discloses the ratio of reserves to production, it will expand its disclosure to include both a total proved reserves to production ratio and proved developed reserves to production ratio.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

Proved Undeveloped Reserves, page 30

4.
Item 1203 of Regulation S-K requires the disclosure of material changes in the amount of proved undeveloped reserves that occurred during the year, not just the amount converted from undeveloped to developed status.  You should expand your disclose to include the amount added and how they were added and if any were removed besides those that were converted to developed and the reasons why they were removed.  Please revise your document to comply with paragraphs (a) through (d) of Item 1203 of Regulation S-K.

Response: The Company proposes to enhance its disclosure in future filings of material changes in the amount of proved undeveloped reserves that occurred during the year by providing  disclosure similar to the following (for illustrative purposes, the following example utilizes data from 2010 results; the disclosure in future filings would be adjusted to reflect the results of the reported period):

“The beginning-of-year proved undeveloped reserves totaled 374.7 MMBOE. During 2010, the Company recognized proved undeveloped reserve additions of 67.2 MMBOE, acquisitions of 2.9 MMBOE, divestments of 2.9 MMBOE, transfers from proved undeveloped to proved developed of 19.2 MMBOE, improved recovery increases of 7.8 MMBOE and technical and pricing revisions of 2.7 MMBOE, resulting in an end-of-year 2010 balance of proved undeveloped reserves of 433.2 MMBOE.  During 2010, the Company incurred $674.0 million of development costs, principally related to drilling proved undeveloped locations.  At December 31, 2010, the Company had a large inventory of proved undeveloped well locations and reserves, partially as a result of curtailing drilling activity during 2008 and 2009 in response to significantly lower commodity prices and the resulting reduction in discretionary cash flow.  However, the Company’s development plans as of December 31, 2010 reflect management’s ability and intent to develop all of the Company’s proved undeveloped reserves within five years.”

5.
You provide a table of future production of the Company’s proved undeveloped reserves which implies that 433 million barrels equivalent of undeveloped reserves will be developed within five years.  And you state on page 125 that all of the 4,727 proved undeveloped well locations will be developed during the next five years by December 31, 2015.  However, we note that in 2010, when you significantly increased your drilling activity over 2009 levels, you converted 19 million barrels equivalent of undeveloped reserves to developed status.  This was only 5% of your proved undeveloped reserves.  In order to develop your current undeveloped reserves to developed status within five years you need to develop 20% of your undeveloped reserves per year or approximately 90 million barrels equivalent per year.  Since you only developed 19 MBOE in 2010 you will now have to develop 103.5 MBOE in each of the next four years.  Therefore, it appears you are not making significant progress in converting your undeveloped reserves to developed within five years of when they were first booked as proved.  Please see paragraph (c) of Item 1203 of Regulation S-K.  Please provide us with support that you will be able to develop these reserves within five years or revise your reserves accordingly.

Response: The Company’s proved undeveloped reserves at December 31, 2010, are scheduled to be drilled within five years.  Our conversion rate in 2010 is not indicative of the conversion rate we expect to report over the next few years.  Due to the unfavorable economic environment experienced in 2008 and 2009, including severely depressed commodity prices, Pioneer significantly curtailed development capital spending during those periods.  Pioneer resumed drilling activity in 2010 with the improvement of the economic environment, but focused its drilling efforts towards extensional and exploratory drilling to expand field limits and hold acreage under expiring leases.  As of December 31, 2010, Pioneer had the ability and intent to develop all of its proved undeveloped reserves within five years.

6.
Please tell us when the 433,245 MBOE of proved undeveloped reserves were first booked as proved reserves.  If there are material volumes that have remained undeveloped for more than five years, these volumes should be disclosed and the reasons for their continuing to remain undeveloped.  Disclosure of

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

just the number of well locations is not sufficient disclosure.  While we note that you have a large inventory of undeveloped well locations, the fact that you have curtailed your drilling program for cost reduction purposes raises questions regarding your intention to develop these properties within five years.  Explain to us why these reserves should not have been removed from your proved reserve database when management decided not to develop them in favor of cost savings, especially if they were undeveloped for more than five years.  As part of your response, please consider Questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations which can be found here: www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Response:  The table below lists the initial years in which proved undeveloped well locations were booked and the volumes of proved undeveloped reserves associated with those locations as of December 31, 2010.  As disclosed on page 30 of the Company’s Form 10-K for the fiscal year ended December 31, 2010, the Company had 1,467 well locations that remained undeveloped for more than five years as of December 31, 2010.  These well locations included 952 well locations that were booked in 2004 or before and 515 locations booked in 2005, with total associated reserves of 130 MMBOE.  Pioneer did not remove these locations from its reserve disclosure because the Company has a long history of annual development activities in the Permian Basin of West Texas, which was only temporarily curtailed due to the significant decline in commodity prices during 2008 and 2009, and at the time of the disclosure the Company had the ability and intent to develop these reserves within five years .

As noted above in comment 5, during the unfavorable economic environment experienced in 2008 and 2009, including severely depressed commodity prices, Pioneer significantly curtailed development capital spending.  Pioneer resumed drilling activity in 2010 with the improvement of the economic environment, but focused its drilling efforts towards extensional and exploratory drilling to expand field limits and hold acreage.

Proved Undeveloped Reserves
Initial Year-end
Reserve Booking	Well Count	MMBOE

2004 and earlier	952	80
2005	515	58
2006	345	32
2007	413	32
2008	752	55
2009	251	29
2010	1,499	147
Total	4,727	433

7.
Expand your discussion on volumetric production payments to disclose the amount of reserves transferred to the purchaser, the field(s) from which they were produced from and the annual production volumes that remain to be delivered to the purchaser.

Response: During 2005, the Company sold 27.8 MMBOE of aggregate proved reserves in the Spraberry field of West Texas and the Hugoton field in Southwest Kansas by means of three VPP agreements.  The Company disclosed the relevant facts pertaining to these sales, including the volumes of proved reserves sold in “Item 2. Properties” of the Company’s Form 10-K for the year ended December 31, 2005, and by footnote in “Item 8. Financial Statements and Supplementary Data”, in each of the Company’s Form 10-K’s for the years ended December 31, 2005 through 2009.  Additionally, the Company’s footnote disclosures in “Item 8. Financial Statements and Supplementary Data” in each of the Company’s Form 10-K’s for the years ended December 31, 2005 through 2010 included disclosures of

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

deferred oil and gas revenue attributable to the VPP agreements, annual amortization of those deferred revenues and deferred revenue to be amortized prospectively through the term of the VPP’s.

The Company’s obligations to deliver natural gas under the VPP’s were fully satisfied by the end of 2009.   As of December 31, 2010 there remained an obligation under only one VPP to deliver 2,650 MBOE of oil (0.3% of the Company’s proved reserves as of December 31, 2010), attributable to which the Company is recognizing oil revenue of $45.0 million during 2011 and will recognize $42.1 million of oil revenue during 2012.   Disclosure of future amortization of VPP revenue as of December 31, 2010 is provided in Note S of Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data.”

The Company also provides tabular presentations of average commodity prices on pages 37 through 39 in “Item 2. Properties” of its Form 10-K for the year ended December 31, 2010.  Those tabular disclosures provide average prices including and excluding hedge results and deferred VPP revenue.  As noted above, the Company completed its Hugoton field VPP delivery requirements at the end of 2009 and has only had Spraberry field VPP deliveries since that date.  The significant portions of VPP deferred revenues have been and continue to be associated with the Spraberry field, for which average prices are separately disclosed in the tabular presentations.

In addition to the disclosures described above about the Company’s VPP obligations, disclosures have also been provided about relevant risks and obligations associated with the VPP agreements in “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company respectfully submits that its historical disclosures in Items 1A, 2, 7 and 8 of its Form 10-K’s adequately disclose the relevant information about the VPP agreements and that additional disclosure about the VPP’s as of December 31, 2010 would not represent meaningful additional disclosure to the readers, in light of the immateriality of the remaining obligations to the financial results of the Company in future periods.

Raton, page 33

Please tell us how many proved undeveloped reserves you have attributed to the Raton Basin.

Response: As of December 31, 2010, the Company had 403,688 MMcf (67,281 MBOE) of proved undeveloped gas reserves attributable to the Raton Basin.

Pioneer further acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
Securities and Exchange Commission

October 14, 2011

 Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Frank W. Hall